Exhibit 99.1

May 21, 2024

Dear Shareholders:

On behalf of the Board of Directors, I cordially invite you to attend the annual general meeting of shareholders for the year ended December 31, 2024 (the “AGM”) of IHS Holding Limited (the “Company”), which will be held at 1:00 pm London time on June 28, 2024 at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom.

We have sent our shareholders of record who are “registered holders” as of the close of business on May 2, 2024 a paper copy of our proxy materials by mail. Registered holders are those shareholders whose shares are registered directly in their names with our transfer agent, Computershare Trust Company, N.A.

We have sent our shareholders of record who are “beneficial owners” at the close of business on May 2, 2024 a Notice of Internet Availability of Proxy Materials (“Notice and Access Card”). Beneficial owners are those shareholders whose shares are held in a stock brokerage account or by a bank or other holder of record; such shareholders are also sometimes referred to as “street name” holders. The Notice and Access Card contains instructions on how to access our Proxy Statement and vote. If you would like to receive a printed copy of our proxy materials from us instead of downloading a printable version from the Internet, please follow the instructions for requesting such materials included in the Notice and Access Card, as well as in the attached Proxy Statement.

Attached to this letter are a Notice of Annual General Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the AGM.

Your vote is important to us. Please act as soon as possible to vote your shares. It is important that your shares are represented at the AGM, whether or not you plan to attend the AGM. Please promptly vote your shares electronically over the Internet, or, if you receive a paper copy of the proxy card by mail, by returning your signed proxy card in the envelope provided. This will not prevent you from voting your shares in person if you subsequently choose to attend the AGM.

On behalf of the Board of Directors and management, it is my pleasure to express our appreciation for your continued support.

Sincerely,

/s/ Sam Darwish
Sam Darwish
Chairman and Chief Executive Officer

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IHS Holding Limited
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 28, 2024

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders for the year ended December 31, 2024 (the “AGM”) of IHS Holding Limited (the “Company”), incorporated and registered by way of continuation as an exempted company under the laws of the Cayman Islands, will be held at 1:00 pm London time, on June 28, 2024 at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom.

The following proposals will be submitted to shareholders for approval at the AGM:

1.	To elect Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors until the Company’s annual general meeting to be held for the year ended December 31, 2027 (the “2027 AGM”) or, if the Restated Articles (as defined below) are adopted at this AGM, until the annual general meeting to be held for the year ended December 31, 2025 (the “2025 AGM”) and in either case, or until their earlier death, resignation, disqualification or removal.

2.	Subject to and effective upon the adoption of the Restated Articles (as defined below) at the AGM, the election of Mallam Bashir Ahmad El-Rufai and Nicholas Land as Class II Directors until the 2025 AGM, or until their earlier death, resignation, disqualification or removal.

3.	To resolve as a special resolution that the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Existing Articles”) be replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association (the “Restated Articles”) in the form tabled at the AGM.

The AGM may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.

A comparison of the form of the proposed Restated Articles and the Existing Articles of the Company is attached as Annex A.

These items of business are described in the proxy statement that follows this notice. Shareholders of record holding ordinary shares at the close of business on May 2, 2024 are entitled to receive notice of, attend and vote at the AGM, or any postponement or adjournment thereof, subject to the procedures and requirements described herein.

Your vote is important. Voting your shares will ensure the presence of a quorum at the AGM. Please promptly vote your shares by following the instructions for voting by completing, signing, dating and returning your proxy card or by Internet as described on your proxy card.

By Order of the Board of Directors,

/s/ Sam Darwish
Sam Darwish
Chairman and Chief Executive Officer

This Notice of Annual General Meeting of Shareholders and Proxy Statement are first being distributed or made available, as the case may be, on or about May 21, 2024.

Important Notice of Internet Availability of Proxy Materials for the Shareholder Meeting

This Proxy Statement is available free of charge at www.proxyvote.com.

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TABLE OF CONTENTS

Page
GENERAL INFORMATION ABOUT THE AGM AND VOTING	1
PROPOSAL NO. 1: ELECTION OF FRANK DANGEARD AND PHUTHUMA NHLEKO AS DIRECTORS	6
PROPOSAL NO. 2: ELECTION OF MALLAM BASHIR AHMAD EL-RUFAI AND NICHOLAS LAND AS DIRECTORS	8
PROPOSAL NO. 3: AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY	10
ADDITIONAL INFORMATION	11
ANNEX A — Form of Second Amended and Restated Memorandum and Articles of Association compared to the existing Amended and Restated Memorandum and Articles of Association of the Company	A-1

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IHS Holding Limited
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom

PROXY STATEMENT
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 28, 2024

This proxy statement (the “Proxy Statement”) is being furnished by and on behalf of the board of directors (the “Board” or the “Board of Directors”) of IHS Holding Limited (the “Company,” “we,” “us,” or “our”), in connection with our Annual General Meeting of Shareholders for the year ended December 31, 2024 (the “AGM”).

GENERAL INFORMATION ABOUT THE AGM AND VOTING

When and where will the AGM be held?

The AGM will be held at 1:00 pm, London time, on June 28, 2024 in person at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom.

What is the purpose of the AGM?

The purpose of the AGM is to vote on the following items described in this Proxy Statement:

•	Proposal No. 1: To elect Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors until the annual general meeting for the year ended December 31, 2027 (the “2027 AGM”) or, if the Restated Articles (as defined below) are adopted at this AGM, until the annual general meeting for the year ended December 31, 2025 (the “2025 AGM”), and in either case, or until their earlier death, resignation, disqualification or removal.

•	Proposal No. 2: Subject to and effective upon the adoption of the Restated Articles (as defined below) at the AGM, the election of Mallam Bashir Ahmad El-Rufai and Nicholas Land as Class II Directors until the 2025 AGM, or until their earlier death, resignation, disqualification or removal.

•	Proposal No. 3: To resolve as a special resolution that the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Existing Articles”) be replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association, in the form tabled at the AGM (the “Restated Articles”).

Are there any matters to be voted on at the AGM that are not included in this Proxy Statement?

At the date this Proxy Statement went to press, we did not know of any matters to be properly presented at the AGM other than those referred to in this Proxy Statement. If other matters are properly presented at the meeting or any adjournment or postponement thereof for consideration, and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?

We have elected to furnish proxy materials, including this Proxy Statement, to our shareholders who are beneficial owners by providing access to such documents on the Internet instead of mailing printed copies. Beneficial owners will not receive paper copies of the proxy materials unless they request them. Instead, on or about May 21, 2024, we mailed to our beneficial owners the Notice of Internet Availability of Proxy Materials and Proxy Card (the “Notice and Access Card”), which provides instructions on how to access and review on the Internet all of the proxy materials. The Notice and Access Card also instructs you as to how to authorize via the Internet your proxy to vote your shares according to your voting instructions. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials described in the Notice and Access Card.

What does it mean if I receive more than one Notice and Access Card or more than one set of proxy materials?

It means that your ordinary shares, par value $0.30 per share (“Ordinary Shares”) are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Notice and Access Card or set of proxy materials, please submit your proxy via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope. See “How do I vote my shares and what are the voting deadlines?” below for more information, including how to vote your shares at the AGM.

Who is entitled to vote at the AGM?

Shareholders of record holding Ordinary Shares as of the close of business on May 2, 2024 (the “Record Date”) are entitled to receive notice of, attend, and vote at the AGM and any postponement or adjournment thereof.

At the close of business on the Record Date, there were 333,073,859 of our Ordinary Shares issued and outstanding and entitled to vote. On the basis that voting at the AGM will be conducted by way of a poll, other than in respect of certain limitations and exceptions as detailed in the Existing Articles, each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote on each resolution at the AGM, subject to any limitations applicable to specific holders as set forth in the Existing Articles.

You will need to obtain your own Internet access if you choose to vote over the Internet.

Can I vote my shares by filling out and returning the Notice and Access Card?

No. The Notice and Access Card identifies the items to be voted on at the AGM, but you cannot vote by marking the Notice and Access Card and returning it. If you are a beneficial owner and would like a paper proxy card, you should follow the instructions in the Notice and Access Card. The paper proxy card you receive will also provide instructions as to how to authorize via the Internet your proxy to vote your shares according to your voting instructions. Alternatively, you can mark the paper proxy card with how you would like your shares voted, sign the proxy card and return it in the envelope provided. See “How do I vote my shares and what are the voting deadlines?” below for more information, including how to vote your shares at the AGM.

What is the difference between being a “registered holder” and a “beneficial owner” (holding shares in “street name”)?

A registered holder (also called a “record holder”) holds shares in his or her name. Beneficial owners holding in “street name” means that shares are held in the name of a bank, broker or other nominee on the holder’s behalf.

What do I do if my shares are held in “street name”?

If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in “street name.” The Notice and Access Card or the proxy materials, if you have elected to receive a hard copy, have been forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by following their instructions for voting. Please refer to information from your bank, broker or other nominee on how to submit your voting instructions.

How many shareholders must be present to hold the AGM?

A quorum must be present at the AGM in order for any business to be transacted. One or more shareholders holding at least one-third of the voting share capital of the Company present in person, or by proxy, and entitled to vote at the AGM shall form a quorum. If you sign and return your paper proxy card or authorize a proxy to vote electronically, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote as indicated in the proxy materials.

What is a “vote withheld” and an abstention and how will “votes withheld” and abstentions be treated?

A “vote withheld” in the case of Proposals No. 1 and 2, and an “abstention”, in the case of Proposal No. 3, represents a shareholder’s affirmative choice to decline to vote on a proposal. Votes withheld and abstentions are counted as present and entitled to vote for purposes of determining a quorum. Votes withheld and abstentions have no effect on the proposals.

What are “broker non-votes” and do they count for determining a quorum?

A “broker non-vote” occurs when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a proposal because (1) the broker has not received voting instructions from the shareholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at their discretion. Under current stock exchange interpretations that govern broker non-votes, each of Proposal No. 1, Proposal No. 2 and Proposal No. 3 are considered non-routine matters, and a broker will lack the authority to vote uninstructed shares at their discretion on such proposals. Broker non-votes have no effect on the proposals and they will not be considered present for the purpose of determining whether there is a quorum for the AGM.

What if a quorum is not present at the AGM?

Under our Existing Articles, if a quorum of shareholders is not present in person or by proxy within 30 minutes of the commencement of the AGM, the members of the Board of Directors present at the AGM may adjourn the AGM to a time and place as they may determine. If the directors do not exercise the authority to specify a date or time for the adjourned meeting, the adjourned meeting shall take place one (1) week after, and at the same time and place as the meeting from which the adjournment took place.

How do I vote my shares and what are the voting deadlines?

If you are a shareholder of record, there are three ways to vote:

•	by Internet — You can vote over the Internet at www.proxyvote.com by following the instructions on the Notice and Access Card or proxy card;

•	by Mail — You can vote by mail by signing, dating and mailing the proxy card to Broadridge Investor Communications Services (“Broadridge”) at the address specified on the proxy card; or

•	at the AGM — You can vote your shares during the AGM in person.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 pm, London time, on June 27, 2024. A proxy card sent by mail must be received prior to the time of the AGM. Even if you plan to attend the AGM, we encourage you to vote your shares by proxy. You may still vote your shares at the AGM even if you have previously voted by the methods described above or submitted your proxy.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.

How can I attend and vote at the AGM?

Shareholders of record holding Ordinary Shares as of the close of business on the Record Date are entitled to participate in the AGM by attending in person at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom.

If you (or, if you are a corporation or other non-natural person, your duly authorized representative) plan to attend the AGM in person, please go to www.proxyvote.com, enter the control number found on your proxy card to access the voting page, then click “Attend the Meeting” link at the top of the page to have your name (or, if you are a corporation or other non-natural person, the name of your duly authorized representative) placed on the attendance list. Please note that the registration deadline is 5:00 pm, London time, on June 25, 2024. You should be prepared to provide a valid e-mail address, your name and control number.

If you hold your shares in “street name” and you plan to attend the AGM in person and vote your shares directly, you will need to notify your broker, bank or other holder of record of your intention to attend the AGM in person and to vote your shares directly, and they will send to you a legal proxy which gives you the authority to vote your shares directly at the AGM. In order to be admitted into the AGM and vote your shares directly, please go to http://www.proxyvote.com, enter the control number found on your legal proxy to access the voting page, then click “Attend the Meeting” link at the top of the page to have your name (or, if you are a corporation or other non-natural person, the name of your duly authorized representative) placed on the attendance list. Please note that the registration deadline is 5:00 pm, London time, on June 25, 2024. You should be prepared to provide a valid e-mail address, your name and control number listed on your legal proxy. Upon arriving at the AGM, you must present your legal proxy, along with a government-issued photo identification.

If you plan to attend the AGM in person and vote your shares directly but do not have a control number, you should register by emailing grouplegal@ihstowers.com and provide a valid e-mail address, your name and proof of ownership of ordinary shares as of the close of business on May 2, 2024, no later than 5:00 pm, London time, on June 25, 2024.

In order to be admitted into the AGM, individual shareholders must present government-issued photo identification (such as a driver’s license). In the case of a corporation, a resolution of the corporation’s directors or other governing body authorizing the attendance of the corporation’s representative should be presented, together with the representative’s government-issued photo identification. This is required so that it can be determined by reference to the register of members of the Company that you (or, if you are a corporation or other non-natural person, your duly authorized representative) are entitled to attend and vote at the AGM.

Check-in and registration for all in-person attendees on the day of the AGM will begin at 12:00 pm, London time. Please allow ample time for check-in.

How does the Board recommend that I vote?

The Board recommends that you vote:

•	FOR the election of Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors until the 2027 AGM or, if the Restated Articles are adopted at this AGM, until the 2025 AGM, and in either case, until their earlier death, resignation, disqualification or removal;

•	FOR the election of Mallam Bashir Ahmad El-Rufai and Nicholas Land as Class II Directors until the 2025 AGM, or until their earlier death, resignation, disqualification or removal, subject to and effective upon the adoption of the Restated Articles at the AGM.

•	FOR the special resolution that the Existing Articles be replaced in their entirety with the Restated Articles in the form tabled at the AGM.

How many votes are required to approve each proposal?

The first two resolutions to be put to the vote at the AGM to elect directors will be approved by a plurality of votes cast, represented in person or by proxy at the AGM.

The third resolution to be put to the vote at the AGM to approve the amendment and restatement of the Company’s Existing Articles will be adopted by a special resolution (meaning a majority of not less than two-thirds of the votes cast, by or on behalf of, the shareholders of Ordinary Shares, represented in person or by proxy at the AGM).

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board. The Board’s recommendations are set forth above, as well as with the description of each proposal in this Proxy Statement.

Can I revoke or change my vote after I submit my proxy?

Yes. Whether you have voted by Internet, or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

•	sending a written statement to that effect via electronic mail to IHSHolding@broadridge.com, provided such statement is received no later than June 27, 2024;

•	voting again by Internet at a later time before the closing of those voting facilities at the time for holding the AGM;

•	submitting a properly signed proxy card per the instructions detailed above with a later date that is received no later than the time of the AGM; or

•	attending the AGM in accordance with the procedures and requirements set forth herein, revoking your proxy and voting again.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the AGM if you obtain a signed legal proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares directly.

Your most recent proxy card or Internet proxy is the one that is counted. Your attendance at the AGM by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted or you vote in person at the AGM.

Who will count the votes?

Representatives of Broadridge will tabulate the votes, and representatives of Broadridge will act as inspectors of election.

Where can I find the voting results of the AGM?

The voting results will be published following the AGM in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Who will pay for the cost of proxy solicitations for the AGM?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

Will I be able to ask questions at the AGM?

As part of the AGM, we will hold a live Q&A session, during which we intend to answer appropriate questions submitted during the meeting and that relate solely to the matters to be voted on. We intend to reserve up to ten minutes before the closing of the polls to address questions submitted.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

It is proposed that Frank Dangeard and Phuthuma Nhleko be elected to serve as Class I Directors until the 2027 AGM or, if the Restated Articles are adopted at this AGM, until the 2025 AGM, and in either case, until their earlier death, resignation, disqualification or removal.

We currently have nine (9) directors on our Board of Directors. Our current Class I Directors are Frank Dangeard and Phuthuma Nhleko, who have served on our Board since September 2020 and October 2021, respectively. The Board has nominated Frank Dangeard and Phuthuma Nhleko for election as Class I Directors at the AGM.

The proposal regarding the election of directors requires the approval of a plurality of the votes cast. This means that the two nominees receiving the highest number of affirmative “FOR” votes will be elected as Class I Directors. Votes withheld and broker non-votes are not considered to be votes cast and, accordingly, will have no effect on the outcome of the vote on this proposal.

As set forth in our Existing Articles, the Board is currently divided into three classes, Class I, Class II and Class III, with staggered, three-year terms. If the Restated Articles are not adopted at the AGM, at each future annual general meeting and in accordance with the Existing Articles, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual general meeting following election. The current class structure is as follows: Class I, whose current term will expire at the AGM, and, if elected at the AGM, whose subsequent term will expire at the 2027 AGM; Class II, whose term will expire at the 2025 AGM; and Class III, whose term will expire at the annual general meeting for the year ended December 31, 2026 (the “2026 AGM”). The current Class I Directors are Frank Dangeard and Phuthuma Nhleko; the current Class II Directors are John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land; and the current Class III Directors are Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari. If the Restated Articles are adopted at the AGM, the Class I Directors will be elected for a one-year term to expire at the 2025 AGM. See Proposal No. 3 for more information regarding proposed changes to our class structure in the Restated Articles.

Election of Class I Directors

Our Nominations and Corporate Governance Committee and our Board recommend that we nominate each of our current Class I directors, Frank Dangeard and Phuthuma Nhleko, for election as a Class I director at the AGM.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he is willing, able and ready to serve as a Class I director if elected. Additionally, each of the nominees possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of Frank Dangeard and Phuthuma Nhleko at the AGM. Each of Frank Dangeard and Phuthuma Nhleko is independent within the meaning of the independent director guidelines of the New York Stock Exchange.

Biographies of Nominees

Set forth below is certain biographical information regarding the background and experience of Frank Dangeard and Phuthuma Nhleko.

Frank Dangeard, 66, joined the Board of Directors of IHS Holding Limited in September 2020 and since July 2023 has served as a Non-Executive Independent Director. Mr. Dangeard was Chairman & CEO of Thomson from September 2004 to February 2008. Prior to that he was Deputy CEO of France Telecom from September 2002 to September 2004, Deputy CEO and Deputy Chairman of Thomson Multimedia from June 1997 to September 2002, and Managing Director of the investment bank SG Warburg & Co. Ltd from October 1988 to June 1997. Mr. Dangeard currently serves as Chairman of the boards of Gen Digital (previously NortonLifelock) and NatWest Markets, the investment banking arm of NatWest Group, and as a non-executive director of the NatWest Group and the Competition and Markets Authority. Mr. Dangeard has previously served on the boards of RPX, Orange, Equant, Wanadoo, Eutelsat, SonaeCom, Arqiva and on the board of Telenor as Deputy Chairman and Acting Chairman. He has been a member of the Advisory Boards of the Harvard Business School and of Ecole des Hautes Etudes Commerciales, and was a founding board member of Bruegel, the European think-tank.

Phuthuma Nhleko, 64, joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Mr. Nhleko previously served as Chief Executive of MTN Group Limited (“MTN”) from 2002 to 2011 and continued to serve as Non-Executive Director and Chair of the MTN Group board from 2013 to 2019. Mr. Nhleko is currently Chairman of the Phembani Group (PTY) Ltd, a position he has held since 2011. He also currently serves as Chairman of Tullow Oil Plc and of the Johannesburg Stock Exchange, or the JSE. Mr. Nhleko also serves as a director of Engen, TBWA South Africa, and Phembani Remgro Infrastructure Fund Managers. Previously, he served on the boards of BP plc from 2011 to 2016 and Anglo American from 2011 to 2015. In addition, during his tenure as MTN Group CEO, Mr. Nhleko was a non-executive director at the GSM Association, the global trade association for mobile phone operators. Prior to joining MTN Group, Mr. Nhleko served as a director of Nedbank Group Limited and Old Mutual Life (SA).

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the election of Frank Dangeard and Phuthuma Nhleko to be elected to serve as Class I Directors until the 2027 AGM or, if the Restated Articles are adopted at this AGM, until the 2025 AGM, and in either case, until their earlier death, resignation, disqualification or removal.

PROPOSAL NO. 2: ELECTION OF DIRECTORS

It is proposed that subject to and effective upon the adoption of the Restated Articles at the AGM, Mallam Bashir Ahmad El-Rufai and Nicholas Land be elected to serve as Class II Directors until the 2025 AGM, until their earlier death, resignation, disqualification or removal.

We currently have nine (9) directors on our Board of Directors. Our current Class II Directors are John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land, who have served on our Board since August 2019, June 2013 and August 2019, respectively. The Board has nominated Mallam Bashir Ahmad El-Rufai and Nicholas Land for election as Class II Directors at the AGM. John Ellis Bush will continue to serve as a Class II Director until the 2025 AGM without facing re-election at the AGM.

The proposal regarding the election of directors requires the approval of a plurality of the votes cast. This means that the two nominees receiving the highest number of affirmative “FOR” votes will be elected as Class II Directors. Votes withheld and broker non-votes are not considered to be votes cast and, accordingly, will have no effect on the outcome of the vote on this proposal.

As set forth in our Existing Articles, the Board is currently divided into three classes, Class I, Class II and Class III, with staggered, three-year terms. If the Restated Articles are not adopted at the AGM, at each future annual general meeting and in accordance with the Existing Articles, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual general meeting following election. The current class structure is as follows: Class I, whose current term will expire at the AGM, and, if elected at the AGM, whose subsequent term will expire at the 2027 AGM; Class II, whose term will expire at the 2025 AGM; and Class III, whose term will expire at the 2026 AGM. The current Class I Directors are Frank Dangeard and Phuthuma Nhleko; the current Class II Directors are John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land; and the current Class III Directors are Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari.

If the Restated Articles are adopted at the AGM, two Class II Directors, Mallam Bashir Ahmad El-Rufai and Nicholas Land, will be elected at the AGM for a one-year term to expire at the 2025 AGM. Then, at the 2025 AGM, each of the Class I, Class II and Class III directors will be elected for a one-year term to expire at the Company’s 2026 AGM. Following the 2026 AGM, the Board will no longer be divided into three classes. See Proposal No. 3 for more information regarding proposed changes to our class structure in the Restated Articles.

If the Restated Articles are not adopted at the AGM, the Board will maintain its current structure as set forth in our Existing Articles. Each of the three Class II Directors will continue to serve as directors and complete their current terms which will expire at the 2025 AGM. In either event, John Ellis Bush will continue to serve his term as a Class II Director until the 2025 AGM.

Election of Class II Directors

Our Nominations and Corporate Governance Committee and our Board recommend that we nominate two of our current Class II directors, Mallam Bashir Ahmad El-Rufai and Nicholas Land, for election as a Class II director at the AGM subject to the adoption of the Restated Articles.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he is willing, able and ready to serve as a Class II director if elected. Additionally, each of the nominees possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of Mallam Bashir Ahmad El-Rufai and Nicholas Land at the AGM. Each of Mallam Bashir Ahmad El-Rufai and Nicholas Land is independent within the meaning of the independent director guidelines of the New York Stock Exchange.

Biographies of Nominees

Set forth below is certain biographical information regarding the background and experience of Mallam Bashir Ahmad El-Rufai and Nicholas Land.

Mallam Bashir Ahmad El-Rufai, 70, joined the Board of Directors of IHS Holding Limited in June 2013. Mr. El-Rufai also serves on the boards of a number of our subsidiaries. Prior to joining IHS Nigeria, Mr. El-Rufai served as Training and Development Officer and later Assistant Production Manager at Kano State Oil & Allied Product Limited from 1977 to 1979, before joining Nigerian Cereals Processing Company Ltd as Group Marketing Manager from 1981 to 1983. He served as Chief Commercial Officer for the Northern District of Nigerian External Telecommunications Limited from 1983 to 1985 and held several positions at Nigerian Telecommunications Ltd from 1985 to 1996. Mr. El-Rufai was also co-founder and President of Intercellular Nigeria Limited from 1997 to 2009. Mr. El-Rufai currently serves as Chairman of Intercellular Nigeria and has served as Vice Chairman and Corporate Advisor of Intercellular (Nigeria) Limited in 2009. He also served as an Independent Director of FSDH Merchant Bank Limited. Mr. El-Rufai has also chaired several boards, including Channel Distribution (an ICT company), Systemtech (an IT company), Alpha Aluminium and Northstar Chemicals, among others.

Nicholas Land, 76, joined the Board of Directors of IHS Holding Limited in August 2019 as a Non-Executive Independent Director. Mr. Land has served as the Deputy Chair of Thames Water Utilities Ltd since 2017 and as Chair of The Instant Group Ltd since 2019. Mr. Land has also been a member of the Board of Trustees of the Vodafone Group Foundation since 2008, serving as Chair from 2011. He has also served as an adviser to the Board of Dentons UK EMEA LLP since 2007 and has been Chair of the Private Equity Reporting Group of the British Venture Capital Association since 2012. Mr. Land served on the board of Astro Lighting Holdings Ltd from 2017 to 2022. Mr. Land has also previously served as a non-executive director of Vodafone Group plc, Royal Dutch Shell plc, Alliance Boots GmbH, Ashmore Group plc and Signature Aviation plc. Mr. Land was a Non-Executive Director of the Financial Reporting Council, chairing its Codes and Standards Committee, from 2011 to 2020. Mr. Land is qualified as a UK Chartered Accountant and had a 36-year career with Ernst & Young LLP, retiring as Executive Chairman of the firm in 2006.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the election of Mallam Bashir Ahmad El-Rufai and Nicholas Land to be elected to serve as Class II Directors until the 2025 AGM subject to the adoption and effectiveness of the Restated Articles, until their earlier death, resignation, disqualification or removal.

PROPOSAL NO. 3: AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

It is proposed that the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Existing Articles”) be amended and restated and replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association in the form attached as Annex A to this Proxy Statement (the “Restated Articles”), which reflects a comparison of the Existing Articles with the proposed Restated Articles.

The proposal regarding the amendment and restatement of the Company’s Existing Articles will be adopted by a special resolution (meaning a majority of not less than two-thirds of the votes cast, by or on behalf of, the shareholders of Ordinary Shares, represented in person or by proxy at the AGM). Abstentions and broker non-votes are not considered to be votes cast and, accordingly, will have no effect on the outcome of the vote on this proposal.

In addition to the matters described under Proposal 2, the principal changes to the Existing Articles set forth in the proposed Restated Articles are as follows:

(i)	To declassify the Board by eliminating its three classes and providing that, at the 2025 AGM, the terms of the Class I Directors and the Class II Directors will expire and, upon their respective election in accordance with the Restated Articles, such directors will serve for a one-year term to expire at the 2026 AGM. At the 2026 AGM, the term of each Class I Director, Class II Director, and Class III Director will expire and, upon their respective election in accordance with the Restated Articles, each will serve for a one-year term to expire at the next succeeding annual general meeting, or until their earlier death, resignation, disqualification or removal.

(ii)	To allow a shareholder or group of shareholders collectively owning at least 25% in the aggregate of the issued Ordinary Shares to requisition in writing a general meeting of shareholders at any time after the 2025 AGM, in accordance with the terms of the Restated Articles. Under the Existing Articles, only directors may convene a general meeting of shareholders.

(iii)	Following the conclusion of the AGM, any shareholder owning more than ten percent of the issued Ordinary Shares and, at any time after the conclusion of the 2025 AGM, any shareholder or group of shareholders owning more than ten percent of the issued Ordinary Shares, may specify business to be transacted at any general meeting, or nominate directors at any general meeting or annual general meeting, in accordance with the terms of the Restated Articles. Under the Existing Articles, such threshold is 30% of the issued Ordinary Shares.

The aforementioned changes in (ii) and (iii) do not apply to Mobile Telephone Networks (Netherlands) B.V. or an affiliate of it or the MTN Group.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the approval of the special resolution to amend and restate the Existing Articles.

Resolution

“RESOLVED, as a special resolution that, the existing Amended and Restated Memorandum and Articles of Association of the Company be amended and restated and replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association of the Company in the form tabled at the AGM.”

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s Annual Report on Form 20-F filed with the SEC on March 12, 2024 and other filings with the SEC are available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Company’s investor relations website at www.ihstowers.com/investors. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website to be part of this document.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors,

/s/ Sam Darwish
Sam Darwish
Chairman and Chief Executive Officer
May 21, 2024

Annex A — Form of Second Amended and Restated Memorandum and Articles of Association of the
Company compared to the existing Amended and Restated Memorandum and Articles of Association of the
Company

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

IHS HOLDING LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED ~~13 OCTOBER 2021~~[           ])

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

IHS HOLDING LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED ~~13 OCTOBER 2021~~[      ])

1.	The name of the company is IHS Holding Limited (the “Company”).

2.	The registered office of the Company will be situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.	The authorised share capital of the Company is US$510,000,000 divided into 1,700,000,000 shares with a nominal or par value of US$0.30, provided always that subject to the Companies Act and the Articles of Association, the Company shall have the power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

IHS HOLDING LIMITED

(ADOPTED BY SPECIAL RESOLUTION DATED ~~13 OCTOBER 2021~~[        ])

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

IHS HOLDING LIMITED

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to IHS Holding Limited (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Commission” means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are then traded, including but not limited to the New York Stock Exchange.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Electronic Facility” means without limitation, website addresses and conference call systems, and any device, system, procedure, method or other facility whatsoever providing an electronic means of venue for a general meeting of the Company.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“MTN” means Mobile Telephone Networks (Netherlands) B.V. or an affiliate of it or MTN Group Limited.

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Securities Act” means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes or sub-classes as the context may require. For the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)	passed by a majority of not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.	The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in connection with the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act and the rules or requirements of any Designated Stock Exchange.

SHARES

8.	Subject to these Articles and, where applicable, the rules of the Designated Stock Exchange, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto; and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

MODIFICATION OF RIGHTS

12.	With respect to any existing Class or sub-class and whenever the capital of the Company is divided into different Classes or sub-classes (and as otherwise determined by the Directors) the rights attached to any such Class or sub-class may, subject to any rights or restrictions for the time being attached to any Class or sub-class, only be materially adversely varied or abrogated, including with respect to any existing Class by the creation of a new Class or sub-class, with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class or sub-class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class or sub-class and that, subject to any rights or restrictions for the time being attached to the Shares of that Class or sub-class, every Shareholder of the Class or sub-class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or sub-class or any two or more Classes or sub-class as forming one Class or sub-class if they consider that all such Classes or sub-classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes or sub-classes.

13.	The rights conferred upon the holders of the Shares of any Class or sub-class issued with preferred or any other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class or sub-class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

14.	No Person shall be entitled to a certificate for any or all of his Shares, unless the Directors shall determine otherwise.

15.	Every share certificate of the Company shall bear any legends required under applicable laws, including the Securities Act. If any share certificate is lost, destroyed or stolen, the Directors may require the holder or holders of the relevant Share to provide an indemnity in a form acceptable to the Directors. Upon such indemnity being provided, a new share certificate may be issued to the holder or holders entitled to such lost, destroyed or stolen share certificate, unless the Directors determine otherwise.

FRACTIONAL SHARES

16.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

17.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

18.	The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

19.	For giving effect to any such sale, the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

20.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

21.	The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

22.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

23.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight per cent. (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

24.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

25.	The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

26.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight per cent. (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

27.	If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

28.	The notice shall name a further day (not earlier than the expiration of fourteen (14) days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

29.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

30.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

31.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

32.	A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

33.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

34.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

35.	Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant securities laws, any Member may transfer all or any Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.

36.	The instrument of transfer of any Share shall be executed by or on behalf of the transferor or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

37.	Subject to the rules of any Designated Stock Exchange on which the Shares in question may be listed and to any rights and restrictions for the time being attached to any Share, the Directors shall not unreasonably decline to register any transfer of Shares, and shall upon making any decision to decline to register any transfer of Shares assign an appropriate reason therefor. If the Directors refuse to register a transfer of any Share the Secretary shall, within two (2) months after the date on which the transfer request was lodged with the Company, send to the transferor and transferee notice of the refusal, including the relevant reason for such refusal. For the avoidance of doubt, it shall not be unreasonable for the Directors to decline to register any transfer of a Share if such transfer would breach or cause a breach of: (i) the rules of any Designated Stock Exchange on which the Shares may be listed; or (ii) applicable law or regulation (other than in relation to taxation).

38.	Subject to the provisions of these Articles and rules of any Designated Stock Exchange on which the shares in question may be listed and to any rights and restrictions for the time being attached to any Share, the registration of transfers may be suspended and the Register closed at such times and for such periods as the Directors may from time to time determine.

39.	All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

40.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

41.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

42.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

43.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

44.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)	subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

45.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

46.	Subject to the Companies Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

47.	Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

48.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

49.	The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

50.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

51.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

52.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

53.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

54.	The Directors may, whenever they think fit, convene a general meeting of the Company. In addition, general meetings shall also be convened by the Directors whenever any single Shareholder or group of Shareholders holding collectively at least twenty-five percent (25%) in the aggregate of the issued Shares (the “Meeting Threshold”) so requisition in writing at any time following the conclusion of the fourth annual general meeting of Members (to be held for the fiscal year ended December 31, 2025 in accordance with Article 55) and the notice to convene such requisitioned general meeting shall be sent by the Directors within 45 days of the deemed receipt of such requisition in writing for a requisitioned general meeting to be held within 70 days of the deemed receipt of such requisition in writing; provided that if MTN either requisition a meeting or are part of a group requisitioning a meeting, the aforementioned Meeting Threshold shall be at least fifty percent (50%) in the aggregate of the issued Shares. In any case, such requisition of Shareholder or Shareholders must state the purpose or purposes of the proposed meeting (which shall only be matters that may be expressly determined by resolution of Shareholders under these Articles or the Companies Act) and shall be included in the notice of meeting given by the Company pursuant to these Articles. For any Shareholder or group of Shareholders seeking to requisition a general meeting, such Shareholder or group of Shareholders must be a Member of record on both (i) the date of making the requisition as provided for in this Article and (ii) the record date for the determination of Members entitled to vote at such requisitioned general meeting, and on each such date beneficially own issued Shares at least equal to the Meeting Threshold. A requisition by a Shareholder or group of Shareholders made in compliance with this Article 54 shall require the board of Directors (or any duly authorised committee thereof) to convene a general meeting in accordance with this Article 54 and to include the matters proposed to be determined by resolution of the Shareholders as set out in such requisition.

55.	For so long as the Company’s Shares are traded on a Designated Stock Exchange, the Company shall in each year hold a general meeting as its annual general meeting at such time and place as may be determined by the Directors; provided that the Company must hold an annual general meeting at least once every 15 months, unless the meeting is not held within that time frame due to its adjournment in accordance with Articles 62 or 66.

56.	~~The~~Subject to Article 55, the Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting for any reason ~~or for no reason~~ at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting; provided, that, except as required by applicable law, any general meeting requisitioned by any Member or Members in accordance with Article 54 shall not be cancelled or postponed prior to such meeting without the consent of the Member or each of the Members who requisitioned such general meeting and, in the event of a postponement, such meeting shall be held no later than 45 days after the initially proposed date for the meeting or, if the meeting is adjourned, the proposed date of the adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. ~~A~~Other than as set out above in this Article 56, a postponement may be for a stated period of any length or indefinitely as the Directors may determine.

57.	If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors. If the Directors fail to send a notice convening a general meeting within 45 days of receiving a requisition in accordance with Article 54, the Shareholder or Shareholders requisitioning such general meeting may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

58.	At least thirty (30) clear days’ notice of an annual general meeting, and at least fifteen (15) clear days’ notice of any other general meeting, in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, including by means of Electronic Facility, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

59.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

60.	With the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors, no business shall be transacted at any general meeting unless notice of such business has been given in the notice convening that meeting or in such further notice as may be provided by the Company to Members prior to such meeting following receipt by the Company of a written request ~~of~~from a Member (i) in accordance with this Article 60 or (ii) in a manner otherwise agreed in writing with the Company, in each case, which shall only be matters that may be expressly determined by resolution of Shareholders under these Articles or the Companies Act. MTN (either acting alone or as part of a group of Members, except for any group that also includes Members who would otherwise hold a sufficient number of issued Shares and be entitled to provide notice of any business to be transacted at any general meeting pursuant to this Article 60 without MTN) shall not be eligible to provide notice of any business to be transacted at any general meeting pursuant to this Article 60. In addition, no business may be transacted at any general meeting, other than business that is either specified in the notice of the meeting (or in such further notice as may be provided by the Company to Members prior to such meeting following receipt by the Company of a written request ~~of~~from a Member or Members (i) in accordance with this Article 60 or (ii) in a manner otherwise agreed in writing with the Company) given by or at the direction of the Directors (or any duly authorised committee thereof) or otherwise properly brought before a general meeting by or at the direction of the Directors (or any duly authorised committee thereof) or upon the written request ~~of a Member owning more than thirty per cent. (30~~(a) after the conclusion of the Company’s third annual general meeting (to be held for the fiscal year ended December 31, 2024 in accordance with Article 55), of any single Member holding more than ten percent (10%) of the issued Shares as provided below and (b) at any time after the conclusion of the Company’s fourth annual general meeting (to be held for the fiscal year ended December 31, 2025 in accordance with Article 55), of any Member or group of Members holding in the aggregate more than ten percent (10%) of the issued Shares as provided below. For any eligible Member or group of Members seeking to bring business before ~~an annual~~a general meeting, such Member or group of Members must (A) in each case, be a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article and (y) the record date for the determination of Members entitled to vote at such ~~annual~~ general meeting, and on each such date beneficially own more than ~~thirty per cent.~~ten percent (~~30~~10%) of the issued Shares and (B) have given timely notice thereof in proper written form to the Secretary of the Company. ~~To~~Unless otherwise agreed in writing with the Company, to be timely for the purposes of this Article 60: (i) for any annual general meeting, the Member’s notice shall be delivered to or mailed and received at the principal executive offices of the Company not less than ninety (90) nor more than one hundred and twenty (120) days prior to the annual general meeting; provided, however, that in the event less than one hundred (100) days’ notice or prior public disclosure of the date of the annual general meeting is given or made to Members, notice by the Member to be timely must be so ~~received~~given not later than the close of business on the tenth (10th) day following the ~~earlier of the day on which such noticed~~Date public disclosure of the date of ~~the~~such annual general meeting was ~~mailed or such~~made, and (ii) for any general meeting other than an annual general meeting, the Member’s notice shall be delivered to or mailed and received at the principal executive offices of the Company not later than the close of business on the tenth (10th) day following the date public disclosure ~~was made.~~of the date of the general meeting was made. A request by a Member or Members made in compliance with this Article 60 shall require the board of Directors (or any duly authorised committee thereof) to submit to the Members for a vote at the applicable general meeting any business specified in such written request in accordance with this Article 60.

61.	No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least one third of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

62.	If within half an hour from the time appointed for the meeting a quorum is not present, then the Directors present shall adjourn the meeting and the Directors shall have the authority to specify a time and place (including by means of Electronic Facility) of an adjourned meeting, provided that such adjourned meeting shall be held no later than 45 days after the meeting from which the adjournment took place. If the Directors do not exercise the authority to specify a date or time for the adjourned meeting, the adjourned meeting shall take place one (1) week after, and at the same time and place (including by means of Electronic Facility) as, the meeting from which the adjournment took place. ~~Save as otherwise provided by these Articles, one or more Shareholders holding (as applicable) in aggregate at least one third of the paid-up voting share capital of the Company~~If at an adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Shareholder or Shareholders present and entitled to vote ~~at that adjourned meeting~~ shall form a quorum.

63.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

64.	The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company.

65.	If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

66.	The chairman of the general meeting may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, ~~in his sole opinion~~acting reasonably, he considers it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

~~but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.~~

provided that:

(c)	no general meeting may be adjourned more than once in accordance with this Article 66, except in the event of health and safety emergencies, natural disasters, or similar exceptional circumstances or other force majeure events;

(d)	no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place; and

(e)	a meeting adjourned pursuant to Article 66 shall be held no later than 45 days after the meeting from which the adjournment took place.

67.	At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

68.	At any ~~annual~~ general meeting where a resolution for the election of directors is proposed in accordance with these Articles, a plurality of the votes cast shall be sufficient to elect a Director.

69.	A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

VOTES OF SHAREHOLDERS

70.	Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which he or the Person represented by proxy is the holder except that, for so long as the number of Shares held by MTN is greater than twenty per cent. (20%) of the total number of Shares in issue, each Share held by MTN shall entitle MTN to the number of votes per Share calculated by dividing twenty per cent. (20%) of the total number of Shares in issue by the number of Shares held by MTN.

71.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

72.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

73.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

74.	On a poll votes may be given either personally or by proxy.

75.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised, or in such other manner as the Directors may approve. A proxy need not be a Shareholder.

76.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

77.	The instrument appointing a proxy shall be deposited at the Office or at such other place or in such other manner as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

78.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

79.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

80.	If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

DIRECTORS

81.	The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

82.	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively~~. Directors~~ and shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors, subject to the sunset provisions of this Article 82. At the third annual general meeting of Members (held for the fiscal year ended December 31, 2024 in accordance with Article 55), the term of office of the Class I Directors ~~shall expire and Class I Directors appointed at such meeting shall be elected for a full term of three (3) years. At the fourth annual general meeting of Members, the term of office~~and, subject to selection by the board of Directors, two (2) of the Class II Directors shall expire and the Class I Directors and the two (2) Class II Directors appointed at such meeting shall be elected for a ~~full~~term ~~of three (3) years. At the fifth~~that shall expire at the next succeeding annual general meeting or until their earlier death, resignation, disqualification or removal as provided in these Articles. At the fourth annual general meeting of Members (held for the fiscal year ended December 31, 2025 in accordance with Article 55), the term of office of the Class I Directors, Class II Directors and Class III Directors shall expire and the Class I Directors, Class II Directors and Class III Directors appointed at such meeting shall be elected for a ~~full~~ term ~~of three (3) years~~that shall expire at the next succeeding annual general meeting or until their earlier death, resignation, disqualification or removal as provided in these Articles and the board of Directors shall no longer be classified. At each succeeding annual general meeting of Members, the board of Directors shall no longer be classified and Directors shall be elected for a ~~full~~ term ~~of three (3) years to succeed the Directors of the class whose terms~~that shall expire at ~~such~~the next succeeding annual general meeting~~. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his~~ or until their earlier death, resignation, disqualification or removal as provided in these Articles. For the avoidance of doubt, a Director whose term has expired may be reappointed in accordance with the provision of this Article 82. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

83.	~~The~~Without limiting the rights of a Member or group of Members to nominate Directors in accordance with Article 84, the board of Directors shall in each case prior to ~~an annual~~a general meeting where a resolution for the election of directors is proposed determine the Persons to be nominated by the board of Directors for election at such ~~annual~~ general meeting ~~and~~. Subject to Article 85, and except in the case of any general meeting requisitioned by Shareholders or any group of Shareholders pursuant to Article 54 (nominations at which shall be subject to Article 84 and Article 104(d)), the board of Directors shall determine the maximum number of Directors to be appointed at each ~~annual~~ general meeting. At any ~~annual~~ general meeting where a resolution for the election of directors is proposed in accordance with these Articles, a plurality of the votes cast shall be sufficient to elect a Director.

84.	For a nomination for election of a Director (who must qualify as independent under the rules of the Designated Stock Exchange) to be made by a Member or group of Members of the Company under this Article 84 at an annual general meeting or any other general meeting convened to appoint a Director to replace a Director removed pursuant to Article 104(d), such Member or group of Members must, in each case, (A) be a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article (the “Article 84 Notice Date”) and (y) the record date for the determination of Members entitled to vote at such annual general meeting or any other such general meeting, and on each such date (i) if the Article 84 Notice Date is after the conclusion of the Company’s third annual general meeting of Members (to be held for the fiscal year ended December 31, 2024 in accordance with Article 55), any single Member must beneficially own more than ~~thirty per cent.~~ten percent (~~30~~10%) of the issued Shares and (ii) if the Article 84 Notice Date is after the conclusion of the Company’s fourth annual general meeting of Members (to be held for the fiscal year ended December 31, 2025 in accordance with Article 55), any single Member, or group of Members, must beneficially own in the aggregate more than ten percent (10%) of the issued Shares, and (B) have given timely notice thereof in proper written form to the Secretary of the Company~~.~~ and otherwise comply with this Article 84 in its entirety.

No Member shall be permitted to be in more than one group constituting a nominating Member, and if any Member appears as a member of more than one group, such Member shall be deemed to be a member of only the group that has the largest ownership position as reflected in the Member or Members’ notice. In addition, MTN shall in no event be eligible to nominate a Director for election pursuant to this Article 84, whether acting alone or as part of a group of Members (other than as part of a group of Members that would otherwise hold a sufficient number of issued Shares and be entitled to nominate a Director for election pursuant to this Article 84 without MTN); MTN may, however, suggest candidates to the Company for nomination by the board of Directors, which the board of Directors may, at its discretion, consider for nomination pursuant to Article 83.

To be timely for the purposes of this Article ~~84~~84, the Member’s or group of Members’ notice ~~shall~~must be delivered to or mailed and received at the principal executive offices of the Company:

a)	where a Director is to be elected at an annual general meeting, not less than ninety (90) nor more than one hundred and twenty (120) days prior to the anniversary of the last annual general meeting~~; provided, however, that~~ or, in the event ~~less than one hundred (100) days’ notice or prior public disclosure~~the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be so given not later than 14 days following the earlier of the day on which such notice of the date of the annual general meeting ~~is given or~~was mailed or public disclosure of such annual general meeting was made; and ~~to Members, notice by the Member to be timely must be so received not later than the close of business on the tenth (10th) day~~

b)	where a Director is to be elected at a general meeting that is not an annual general meeting, not later than 7 days following the earlier of the day on which such notice of the date of the general meeting was mailed or ~~such~~ public disclosure of such general meeting was made.

In no event shall the adjournment or postponement of any meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a Member’s notice as described in this Article 84.

To be in proper written form for purposes of this Article ~~84~~84, a Member’s notice to the Secretary must ~~be set forth as to each person whom the Member proposes to nominate for election as a director all information relating to such person that is required to be disclosed pursuant to any applicable law and rules of the Designated Stock Exchange. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected.~~ include:

a)	as to each person whom the Member or group of Members propose to nominate: (A) the name, age, business address and residence address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares of the Company owned beneficially or of record by the person; (D) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a Director of the Company; (E) a completed questionnaire, in a customary form reasonably determined by the Directors, with respect to the background, qualifications, Share ownership and independence under the rules of the Designated Stock Exchange of such proposed nominee; (F) a written representation and agreement, in a form the board of Directors determines reasonably acceptable, and executed by the candidate for nomination, which form states that such nominee: (i) consents to being named as a nominee and to serve as a Director if elected, and to being named in the Company meeting materials or proxy statement as a nominee; (ii) is not and, if elected as a Director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Company, with such proposed nominee’s fiduciary duties under applicable law, (iii) if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership and trading and other policies and guidelines of the Company applicable to all directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary shall provide to such candidate for nomination all such policies and guidelines then in effect), (iv) if elected as director of the Company, intends to serve the entire term until the next meeting at which such candidate would face re-election, (v) will provide to the Company such other information and certifications, including completion of the Company’s director nominee questionnaire, as required by this Article, for purposes of ensuring that the disclosure in the Company’s proxy statement for the meeting is accurate and complete, and (vi) at the reasonable request of the board of Directors, any committee appointed by the board of Directors or any senior executive officer of the Company, to meet with the board of Directors, any committee appointed by the board of Directors or any senior executive officer to discuss matters relating to the nomination of such nominee, including the information provided by such nominee to the Company in connection with his or her nomination and such nominee’s eligibility to serve as a Director; and (G) such other information as the Company may reasonably request to determine whether a nominee will satisfy any qualifications or requirements imposed by these Articles or any law, rule, regulation or listing standard that may be applicable to the Company; and

b)	in respect of each nominating Member (including, in the case of a group, all Members in that group), (i) the name and record address of the Member giving the notice and of the beneficial owner, if any, on whose behalf the nomination is proposed; (ii) the class or series and number of shares of the Company which are registered in the name of or beneficially owned by such Member and such beneficial owner (including any shares as to which such Member or such beneficial owner has a right to acquire ownership at any time in the future); (iii) a description of all agreements, arrangements, or understandings pursuant to which such Member or beneficial owner may have the opportunity to profit from any decrease in the price or value of the shares or any class or series of shares of the Company; (iv) a description of all agreements, arrangements, understandings or relationships between such Member or such beneficial owner or any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposed nomination by such Member and any material relationship between such Member or such beneficial owner or any of their respective affiliates or associates and the person proposed to be nominated for election; (v) a representation as to whether such Member or any such beneficial owner intends or is part of a group that intends to (A) deliver a proxy statement and/or form of proxy to Members of at least the percentage of the voting power of the Company’s issued and outstanding shares required to elect such nominee and/or (B) otherwise solicit proxies from Members in support of such nomination; and (vi) any other information relating to the proposed person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to any applicable law and/or the rules of the Designated Stock Exchange.

A candidate for nomination as a Director shall further update and supplement the materials delivered pursuant to this Article 84, if necessary, so that the information provided or required to be provided pursuant to this Article 84 shall be true and correct in all material respects as of the record date for Shareholders entitled to vote at the meeting and as of the date that is ten (10) days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company (or any other office specified by the Company in any public announcement) not later than five (5) days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) days prior to the date for the meeting or, if applicable, any adjournment or postponement thereof (and, if applicable but not practicable, then on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines hereunder or enable or be deemed to permit a Member who has previously submitted notice hereunder to amend or update any nomination or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting.

Notwithstanding the foregoing, during the period following the conclusion of an annual general meeting and the conclusion of the next succeeding annual general meeting: (i) the number of nominees nominated by any Member or group of Members pursuant to this Article 84 (including, for the avoidance of doubt, nominees for the purpose of replacing a Director removed pursuant to Article 104(d) hereof) shall in no event exceed, in aggregate (taken together), a maximum of (x) three (3) or (y) if the board of Directors comprises fewer than ten members, 30% of the total number of Directors in office as of the last day on which notice of a nomination in accordance with the procedures set forth in this Article 84 may be received by the Secretary pursuant to this Article 84, or if such amount is not a whole number, the closest whole number below 30%; and (ii) any nomination made by a Member or Members pursuant to this Article 84 for election at a general meeting that is not an annual general meeting, shall only be for the purpose of replacing a Director removed pursuant to Article 104(d) hereof; provided, however, that subject to the foregoing, the maximum number of nominees that may be proposed pursuant to this Article 84 for a particular annual general meeting or general meeting shall be reduced by: (A) each nominee whose nomination is withdrawn by the nominating Member(s) or who becomes unwilling to serve on the board of Directors; (B) each nominee who the board of Directors itself decides to nominate for election at such general meeting; and (C) each individual whose name will be included in the Company’s proxy or meeting materials as a nominee recommended by the board of Directors pursuant to an agreement, arrangement or other understanding with a Member or group of Members (other than any such agreement with any Member or Members and the Company existing as of the date of adoption of these Articles or any such agreement, arrangement or understanding entered into in connection with an acquisition of shares from the Company by such Member or group of Members). In the event that one or more vacancies for any reason occurs on the board of Directors after the last day on which notice of a nomination in accordance with the procedures set forth in this Article 84 may be received by the Secretary pursuant to Article 84, but before the date of the particular annual general meeting or general meeting to which the nomination relates and the board of Directors resolves to reduce the size of the board of Directors in connection therewith, the maximum number of Member nominees nominated pursuant to this Article 84 included in the Company’s notice of annual general meeting or of any other general meeting shall be calculated based on the number of Directors in office as so reduced. Any Member or group of Members submitting more than one nominee for nomination pursuant to this Article 84 shall rank its nominees based on the order that such Member or group of Members desires such nominees to be selected for inclusion in the Company’s notice of annual general meeting or of any other general meeting in the event that the total number of Member nominees submitted by a Member or group of Members pursuant to this Article 84 exceeds the maximum number of Member nominees provided for in this Article 84.

In the event that the number of Member nominees submitted by a Member or group of Members pursuant to this Article 84 exceeds in aggregate the maximum number of Member nominees provided for in this Article 84, the highest ranking Member nominee who meets the requirements of this Article 84 from each Member or group of Members will be selected for inclusion in the Company’s notice of annual general meeting or other general meeting until the maximum number is reached, going in order of the amount (largest to smallest) of Shares disclosed as owned in such nominating Member’s (or Members’ group) respective notice(s) of a nomination submitted to the Company in accordance with the procedures set forth in this Article 84; provided that, if any Member or group of Members have an equal amount of Shares disclosed as owned, the board of Directors, in its sole discretion, shall determine the ranking order as between such Members. If the maximum number is not reached after the highest ranking Member nominee who meets the requirements of this Article 84 has been selected from each Member or group of Members making nominations for the relevant meeting, then this process will continue as many times as necessary, following the same order each time, until the maximum number is reached. Following such determination, if any Member nominee who satisfies the eligibility requirements of this Article 84 is thereafter (i) nominated by the board or (ii) not included in the Company’s notice of the relevant general meeting or is not otherwise presented for a vote as a director pursuant to this Article 84, as a result of (x) the Member or group of Members making the nomination becoming ineligible or withdrawing its nomination, or (y) the Member nominee becoming unwilling or unable to serve on the board, no other nominee shall be included in the Company’s notice of the relevant general meeting or otherwise presented for a vote as a Director pursuant to this Article 84 in substitution thereof.

For purposes of this Article 84, any determination to be made by the board of Directors may be made by the board of Directors or any duly authorized committee of the board of Directors.

A request to nominate a Director by a Member or Members made in compliance with this Article 84 shall require the board of Directors (or any duly authorised committee thereof) to submit any such Director nominee or nominees for election at the relevant general meeting in accordance with this Article 84.

85.	The board of Directors may from time to time fix the ~~maximum and minimum~~ number of Directors to be appointed ~~but unless such numbers are fixed as aforesaid~~, provided that the minimum number of Directors shall be ~~one~~eight (~~1~~8) and the maximum number of Directors shall be ~~unlimited~~twelve (12).

86.	The remuneration of the Directors may be determined by the Directors.

87.	There shall be no shareholding qualification for Directors.

88.	The Directors shall have power at any time and from time to time to appoint any Person to be a Director and assign such Director to a class, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed ~~and assign such Director to such class as they may determine~~.

ALTERNATE DIRECTOR

89.	Any Director may in writing appoint any other Director or any other Person approved by the board of Directors (in accordance with these Articles) to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

90.	Subject to the Companies Act and these Articles, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

91.	The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

92.	The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

93.	The board of Directors may delegate any of their powers for the administration of the Company in the ordinary course of business to committees consisting of Directors as they think fit (acting reasonably) to the extent set forth in the written charter of any such committee as approved by the board; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that are so imposed on it by the Directors.

94.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

95.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

96.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

97.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

98.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

99.	The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

BORROWING POWERS OF DIRECTORS

100.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

101.	The Seal (if any) shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

102.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

103.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

104.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	is removed from office by ~~Special~~an Ordinary Resolution~~;~~, provided that no more than four (4) Directors in aggregate may be removed pursuant to this provision during the period following the conclusion of an annual general meeting and the conclusion of the next succeeding annual general meeting (it being understood, for the avoidance of doubt, that the foregoing proviso shall not limit the number of directors who may be replaced via election at any annual general meeting);

(e)	is prohibited by applicable law from being a Director;

(f)	is removed from office for cause, by notice addressed to him at his last known address and signed by not less than 75% of the Directors then in office; or

(g)	is removed from office pursuant to any other provision of these Articles.

For the purposes of this Article 104 “cause” for removal of a Director shall be deemed to exist only if such Director has been found by the affirmative vote of 75% of the Directors then in office at any meeting of the board of Directors called for that purpose or otherwise (provided that written advice of external legal counsel has been provided to the Directors in support of such finding), or by a court of competent jurisdiction, to have been guilty of (a) wilful misconduct or fraud in the performance of such Director’s duties to the Company or (b) any fraud or dishonesty or having acted in any manner which brings, or is likely to bring, such Director or the Company into disrepute or is materially adverse to the Company’s interests.

PROCEEDINGS OF DIRECTORS

105.	The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote if the chairman is an independent director (as defined under the rules of a Designated Stock Exchange) and if the chairman is not an independent director then the lead independent director (as defined under the rules of a Designated Stock Exchange) appointed by the board of Directors shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

106.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

107.	The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors in office from time to time. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

108.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

109.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

110.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

111.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

112.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

113.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

114.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

115.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

116.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

117.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall not have a second or casting vote.

118.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

119.	Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

120.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

121.	The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

122.	Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

123.	The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

124.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

125.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

126.	No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

127.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

128.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

129.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

130.	The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

131.	The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

132.	Subject to the Companies Act and these Articles, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

133.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

134.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

135.	Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to an electronic mail address provided by such Shareholder, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

136.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

137.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) clear days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

138.	Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

139.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INDEMNITY

140.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

141.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

NON-RECOGNITION OF TRUSTS

142.	Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

143.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

144.	If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

145.	Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

146.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case forty (40) days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

147.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

148.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

149.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

150.	The Company may merge or consolidate in accordance with the Companies Act.

151.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

152.	The Company shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the time that such Shareholder became an Interested Shareholder, unless:

(a)	prior to such time, the board of Directors approved either the Business Combination or the transaction which resulted in the Shareholder becoming an Interested Shareholder;

(b)	upon consummation of the transaction which resulted in the Shareholder becoming an Interested Shareholder, the Interested Shareholder Owned Shares conferring at least eighty five per cent. (85%) of the voting power permitted to be exercised at any general meeting of the Company at the time the transaction commenced, excluding for purposes of determining the voting power (but not the voting power conferred by Shares that are Owned by the Interested Shareholder), those Shares Owned (i) by Persons who are both Directors and Officers of the Company; and (ii) employee share plans in which employee participants do not have the right to determine confidentially whether Shares held subject to the plan will be tendered in a tender or exchange offer;

(c)	at or subsequent to such time the Business Combination is approved by the board of Directors and authorized at a general meeting of Shareholders by the affirmative vote of at least sixty six and two thirds per cent. (662∕3%) of the voting power permitted to be exercised at any general meeting of the Company conferred on the holders of Shares that are not Owned by the Interested Shareholder;

(d)	the Company does not have a class of voting Shares that is (i) listed on a Designated Stock Exchange or (ii) held of record by more than 2,000 Shareholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Shareholder or from a transaction in which a Person becomes an Interested Shareholder;

(e)	a Shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of Ownership of sufficient Shares so that the Shareholder ceases to be an Interested Shareholder and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such Shareholder, have been an Interested Shareholder but for the inadvertent acquisition of Ownership;

(f)	the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which: (i) constitutes one of the transactions described in the second sentence of this Article 152(f); (ii) is with or by a Person who either was not an Interested Shareholder during the previous three (3) years or who became an Interested Shareholder with the approval of the board of Directors or during the period described in Article 152(g); and (iii) is approved or not opposed by a majority of the Directors then in office (but not less than one) who were Directors prior to any Person becoming an Interested Shareholder during the previous three (3) years or were recommended for election or elected to succeed such Directors by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger, consolidation or amalgamation of the Company (whether by scheme of arrangement or otherwise), (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-Owned subsidiary of the Company (other than to any direct or indirect wholly Owned subsidiary or to the Company) having an aggregate market value equal to fifty per cent. (50%) or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued Shares or (z) a proposed tender or exchange offer for Shares conferring fifty per cent. (50%) or more of the voting power permitted to be exercised at any general meeting of the Company. The Company shall give not less than twenty (20) days’ notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article 152(f); or

(g)	the Business Combination is with an Interested Shareholder who became an Interested Shareholder at a time when the restrictions contained in Article 152(f) did not apply by reason of Article 152(d).

As used in Article 152, the term:

(h)	“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person.

(i)	“Associate,” when used to indicate a relationship with any Person, means (i) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the Owner of twenty per cent. (20%) or more of any class of voting shares, (ii) any trust or other estate in which such Person has at least a twenty per cent. (20%) beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.

(j)	“Business Combination,” when used in reference to the Company and any Interested Shareholder of the Company, means:

(i)	any merger, consolidation, or amalgamation of the Company or any direct or indirect majority-Owned subsidiary of the Company (whether by scheme of arrangement or otherwise) with (1) the Interested Shareholder or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder and as a result of such merger or consolidation Article 152 is not applicable to the surviving entity;

(ii)	any sale, lease, exchange, mortgage, charge, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a Shareholder, to or with the Interested Shareholder, whether as part of a liquidation, dissolution or otherwise, of assets of the Company or of any direct or indirect majority-Owned subsidiary of the Company which assets have an aggregate market value equal to ten per cent. (10%) or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the shares then in issue;

(iii)	any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-Owned subsidiary of the Company of any shares or shares of such subsidiary to the Interested Shareholder, except (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares or the shares of a direct or indirect majority-Owned subsidiary of the Company which securities were in issue prior to the time that the Interested Shareholder became such; (2) pursuant to a holding company merger; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares or the shares of a direct or indirect majority-Owned subsidiary of the Company which security is distributed, pro rata, to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (4) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or (5) any issuance or transfer of shares by the Company; provided, however, that in no case under (3)-(5) above shall there be an increase in the Interested Shareholder’s proportionate interest in the shares of any class or series or of the voting shares;

(iv)	any transaction involving the Company or any direct or indirect majority-Owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate interest of the shares of any class or series, or securities convertible into the shares of any class or series, or of the interest of the shares of any such subsidiary which is Owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(v)	any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a Shareholder), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subsections (i) – (iv) of this Article 152(j)) provided by or through the Company or any direct or indirect majority-Owned subsidiary of the Company.

(k)	“control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the Ownership of voting shares, by contract, or otherwise. A Person who is the Owner of Shares conferring twenty per cent. (20%) or more of the voting power permitted to be exercised at any general meeting of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting shares, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more Owners who do not individually or as a group have control of such entity.

(l)	“Interested Shareholder” means any Person (other than the Company and any direct or indirect majority-Owned subsidiary of the Company) that (A) is the Owner of fifteen per cent. (15%) or more of the issued voting Shares or (B) is an Affiliate or Associate of the Company and was the Owner of Shares conferring fifteen per cent. (15%) or more of the voting power permitted to be exercised at any general meeting of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Shareholder, and also the Affiliates and Associates of such Person, provided, however, that the term “Interested Shareholder” shall not include (i) any Person whose Ownership of issued voting Shares in excess of the fifteen per cent. (15%) limitation set forth herein is the result of action taken solely by the Company; provided that such Person shall be an Interested Shareholder if thereafter such Person acquires additional voting Shares, except as a result of further corporate action not caused, directly or indirectly, by such Person or (ii) any Person who Owned (including (a) with or through any investments funds managed by such Person or (b) when acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of Shares with any other Person, its Affiliates, Associates or investments funds managed by such other Person) Shares conferring fifteen per cent. (15%) or more of the voting power permitted to be exercised at any general meeting of the Company as of the date of the adoption of these Articles. For the purpose of determining whether a Person is an Interested Shareholder, the voting Shares deemed to be in issue shall include Shares deemed to be Owned by the Person but shall not include any other unissued Shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(m)	“Owner” including the terms “Own,” “Owned” and “Ownership” when used with respect to any shares means a Person that individually or with or through any of its Affiliates or Associates:

(i)	beneficially Owns such shares, directly or indirectly;

(ii)	has (1) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Owner of shares tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered shares is accepted for purchase or exchange; or (2) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Owner of any shares because of such Person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more Persons; or

(iii)	has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in Article 152(m)(ii)(2)), or disposing of such shares with any other Person that beneficially Owns, or whose Affiliates or Associates beneficially Own, directly or indirectly, such shares.

(n)	“voting shares” means, with respect to the Company (in which case, the “voting Shares”) or any other corporation, shares or stock of any class or series which entitles the holder to vote generally in the election of directors and, with respect to any other entity that is not a corporation, any equity interest which entitles the holder to vote generally in the election of the governing body of such entity.

DISCLOSURE

153.	The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

FORUM

154.	Unless the Company consents in writing to the selection of an alternative forum:

(a)	the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the U.S. Securities Act or the Exchange Act of the United States of America (and each Member irrevocably submits to the exclusive jurisdiction of the federal courts of the United States over all such claims, controversies or disputes); and

(b)	the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum of Association, the Articles or otherwise related in any way to each Member’s shareholding in the Company (and each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes), including but not limited to: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act, the Memorandum ~~od~~of Association or the Articles; or (iv) any action asserting a claim against the Company concerning its internal affairs.